1875 K Street, NW
Washington, DC 20006

202 303 1000
Fax: 202 303 2000

November 30, 2007

VIA EDGAR

Kimberly A. Browning, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:       The Reserve Fund (the “Trust”) (File Nos. 2-36429; 811-2033)

Dear Ms. Browning:

In connection with comments provided in a telephone conversation with the undersigned of our firm on October 19, 2007 and November 15, 2007, regarding Post-Effective Amendment No. 86 to the Trust’s Registration Statement on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940 filed on August 27, 2007, please find attached in Appendix A the response letter to your comments.

Any questions or comments regarding the attached appendices should be directed to the undersigned at (202) 303-1000.

Very truly yours,

/s/ David Joire

David Joire

cc:	Catherine Crowley, Esq., The Reserve Fund
Christina M. Massaro, The Reserve Fund
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP

Appendix A

1875 K Street, NW
Washington, DC 20006

202 303 1000
Fax: 202 303 2000

November 30, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Reserve Fund
(File Nos. 2-36429; 811-2033)
Response to Staff Comments

Ladies and Gentlemen:

On behalf of The Reserve Fund (the “Trust”) and its series, U.S. Government II Fund and Primary II Fund (each, a “Fund and, collectively, the “Funds”), please find responses to comments provided by Kimberly A. Browning of the Staff of the SEC in a telephone conversation with the undersigned of our firm on October 19, 2007 and November 15, 2007 regarding Post-Effective Amendment No. 86 to the Trust’s Registration Statement on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940 filed on August 27, 2007.

For the convenience of the Staff, comments are described below and have been summarized to the best of our understanding.  We have discussed the Staff’s comments with representatives of the Trust.  The responses to the Staff’s comments are set out immediately under the restated comment.

Prospectus

(1)           Comment:           The name of the U.S. Government II Fund without any other further identifying marks on the cover of the Fund’s prospectus may lead to investor confusion that this Fund is sponsored by the U.S. government itself.  Please what explain how investors will not be confused when the Fund is marketed.

                Response:            The Reserve’s logo will be placed on the cover page in a prominent fashion above the name of the Fund and the name of the registrant of which the Fund is a series will be also disclosed below the name of the Fund.  The Trust believes that this will enable to investors to avoid any confusion that the U.S. government itself is sponsoring the Fund.

(2)           Comment: Include disclosure in the section entitled “Principal Investment Strategies” in the prospectus for the U.S. Government II Fund clarifying that the Fund will invest 80% of its net or total assets in conformity with Rule 35d-1 under the Investment Company Act of 1940.  In this regard, clarify that repurchase agreements in which the Fund may invest are fully collateralized by U.S. government securities.

                Response:           Clarifying disclosure has been added.

(2)           Comment:          Included disclosure concerning maturity in the section entitled “Principal Investment Strategies” of each Fund that the Fund may not invest over 10% of the value of its net assets in illiquid securities.

                Response:           Clarifying disclosure has been included.

(3)           Comment:          Move the current footnotes under the Fees & Expenses tables to after the expense example for each Fund.

                Response:           The footnotes have been moved.

(4)           Comment:          Revise the fee table in accordance with Item 3 of Form N-1A for each Fund.

                Response:           The fee table has been revised.

(5)           Comment:           Include in the disclosure for each Fund concerning the right to refuse purchases and exchanges in the section entitled “How to Buy Shares” similar disclosure that is found elsewhere in the prospectus (a) concerning how long of a time lag there is between the receipt of the order and its rejection or cancellation and (b) explaining that the cancellation or rejection of an exchange only applies to the purchase and not a sale of a security.

                Response:           Disclosure has been added.

(4)           Comment:          In the disclosure for each Fund concerning redemptions in kind in the section entitled “How to Sell Shares,” include additional disclosure indicating that a shareholder will bear market losses until a security that is provided as an in kind payment is sold.

                Response:           Additional disclosure has been added.

Statement of Additional Information

(1)           Comment:          Include clarifying language in the fundamental policy disclosure in the section entitled concerning each Fund’s 25% concentration policy as well as their lending policy.  Specifically, clarify that the Funds cannot (a) invest 25% or more of its assets in particular industries or a group of industries except under certain enumerated circumstances and (b) make loans except through loans of portfolio securities (in an amount not to exceed 331/3% of each Fund’s total assets).

                Response:           Clarifying disclosure has been added.

(2)           Comment:         In the section entitled “Investment Objective and Policies” provide disclosure concerning the Fund’s investment policy on investing in companies for the purpose of exercising control or management.

                Response:          Disclosure has been added.

(3)           Comment:          In the disclosure concerning borrowing in the section entitled “Investment Strategies,” include disclosure clarifying that the Fund can pledge assets to obtain a loan and any applicable percentage limitations.

                Response:          Disclosure has been added.

(3)           Comment:          In the disclosure concerning securities lending agreements in the section entitled “Investment Strategies,” include disclosure clarifying whether the Fund retains voting rights to the securities it may lend.  In addition, provide any applicable disclosure concerning any benefits and/or compensation a third party may receive under such agreements.

                Response:          Disclosure has been added.

(4)           Comment:         In the disclosure concerning disclosure of portfolio holdings in the section entitled “Portfolio Transactions,” please include additional disclosure concerning (a) the oral and/or written conditions or restrictions placed on the use of portfolio information provided to RCMI and its affiliates in order for them to provide services to the Fund and (b) the Board’s oversight of such policies and procedures.

                Response:          Additional disclosure has been added.

Part C

(1)           Comment:        Provide to the Staff via EDGAR correspondence the form of agreements or form of opinions or copies of the actual agreements or opinions that you will be filing as exhibits to Post-Effective Amendment No. 91 to the Trust’s Registration Statement.

                Response:          The form of agreements and/or form of opinions or copies of the actual agreements or opinions have been provided to the Staff via EDGAR correspondence on November 7, 2007, and are included as exhibits in Post-Effective Amendment No. 91.

The Trust has authorized us to represent that, with respect to the filing of Post-Effective Amendment No. 91 to the Trust’s Registration Statement with the SEC and reviewed by the Staff, it acknowledges that:

a)              the Trust is responsible for the adequacy and accuracy of the applicable disclosure in the filing;

b)             Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

c)              the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Any questions or comments regarding this letter should be directed to the undersigned at (202) 303-1000 or Rose F. DiMartino at (212) 728-8000.

Very truly yours,

/s/ David Joire

David Joire

cc:	Kimberly A. Browning, Esq., Division of Investment Management, SEC
Catherine Crowley, Esq., The Reserve Fund
Christina M. Massaro, The Reserve Fund
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP